# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Pacific Land Corp, CIK 0001811074
CUSIP: 88262P102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 04/07/2026
Amends the filing with accession number 0001056823-21-000007
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 9,974,556; shared voting power 0; sole dispositive power 9,974,556; shared dispositive power 0; aggregate amount beneficially owned 9,974,556 (14.5% of the class)
  Comment: Horizon Kinetics Asset Management LLC (HKAM) is a wholly owned subsidiary of Horizon Kinetics Holding Corporation (HKHC). The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (Amendment No. 10). This Amendment No. 10 amends, supplements and to the extent inconsistent with, supersedes the initial Schedule 13D filed with the Securities and Exchange Commission (the SEC) on March 26, 2026, as amended by Amendment No. 1 filed with the SEC on February 2, 2022, Amendment No. 2 filed with the SEC on January 27, 2023, Amendment No. 3 filed with the SEC on August 1, 2023, Amendment No. 4 filed with the SEC on December 6, 2023, Amendment No. 5 filed with the SEC on February 5, 2024, and Amendment No. 6 filed with the SEC on February 7, 2024, Amendment No. 7 filed with the SEC on February 28, 2024, Amendment No. 8 filed with the SEC on December 18, 2024, Amendment No. No. 9 filed with the SEC on March 26, 2026 (Amendment No. 9 and, collectively with the initial Schedule 13D filed on January 12, 2021 and each subsequent amendment thereto, the Schedule 13D).
  
  On April 7, 2026, Murray Stahl, a Director of the Issuer and Chief Executive Officer of HKAM, passed unexpectedly.
- Horizon Kinetics Holding Corp (CIK 0000088000): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 9,974,556; shared voting power 0; sole dispositive power 9,974,556; shared dispositive power 0; aggregate amount beneficially owned 9,974,556 (14.5% of the class)
  Comment: HKHC is the parent company to HKAM, a registered investment adviser. HKHC may be deemed to beneficially own the 9,974,556 shares beneficially owned by HKAM.
  
  HKHC has not entered into any separate transactions in the shares following the filing of Amendment No. 9 other than those listed under Schedule A, which were effectuated by HKAM.
  
  On April 7, 2026, Murray Stahl, a Director of the Issuer, and Chairman of HKHC, passed unexpectedly.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Pacific Land Corp
Address of issuer's principal executive offices: 2699 HOWELL STREET, SUITE 800, DALLAS, Texas (TX), 75204

## Item 2. Identity and Background
Name of person filing: On April 7, 2026, Murray Stahl, Director of the Issuer, passed away. As a result, Mr. Stahl, will no longer be included on any future filings.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

Percentages of the shares outstanding reported are calculated based upon the 68,941,554 Shares outstanding as of February 9, 2026, as reported in TPL's current Form 10-K for the period ended December 31, 2025, filed with the SEC on February 18, 2026.

As of the close of business on April 9, 2026, HKAM beneficially owned 9,974,556 Shares.

Percentage: Approximately 14.5%

On April 7, 2026, Murray Stahl, a Director of the Issuer and a Reporting Person passed unexpectedly. As a result, shares directly held by Mr. Stahl are no longer included in this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: HKAM's Sole Power to vote is 9,974,556 shares.
Transactions in the class effected during the past sixty days:
The transactions in the shares of HKAM following the the filing Amendment No. 10 are set forth in Schedule A and are incorporated herein by reference.

This Schedule 13 D Amendment does not include approximately 217,489 shares held by senior portfolio managers of HKAM and does not include shares previously held by Mr. Stahl.
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (04/13/2026)
- Horizon Kinetics Holding Corp: /s/Jay Kesslen, Jay Kesslen, General Counsel (04/13/2026)